Exhibit 99.2

Navios Maritime Holdings Inc. Announces Pricing of American Depositary Shares Representing Preferred Stock

MONACO — (Marketwired) — 06/30/14 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today that the offering of 4,200,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series H Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share), priced at $25.00 per American Depositary Share. The gross proceeds from the offering before the underwriting discount and other offering expenses are expected to be $105 million. The Company has also granted the underwriters a 30-day option to purchase up to an additional 630,000 American Depositary Shares. Dividends will be payable on the Series H Cumulative Redeemable Perpetual Preferred Stock at a rate of 8.625% per annum of the stated liquidation preference. The Company has applied to have the American Depositary Shares listed on the New York Stock Exchange under the symbol “NMPrH.”

The net proceeds of the offering will be used for general corporate purposes, including acquisition of vessels.

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as joint-bookrunning managers of the offering, which will be made under an effective shelf registration statement. S. Goldman Capital LLC is acting as sole co-manager.

The offering is expected to close on or about July 8, 2014.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating the offering have been filed with the Securities and Exchange Commission (“SEC”) and are available on the SEC’s website at http://www.sec.gov. When available, the final prospectus supplement and accompanying prospectus may be obtained from: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014; or from Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, email: newyork.prospectus@credit-suisse.com, telephone: 1-800-221-1037; or from Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, New York 10005-2836 (tel: 800-503-4611), or by e-mail at prospectus.cpdg@db.com; or from J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk, call collect: 212-834-4533.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.